



FINANCIAL HIGHLIGHTS

<u>Consolidated Statements of Income (in thousands, except per basic data):</u>

	Quarter Ended September 30		Nine Months Ended September 30	
	2007	**2006**	**2007**	**2006**
Operating Revenue	$ 96,826	$ 82,503	$ 268,061	$ 224,196
Operating Expenses:				
Direct cost	80,487	77,954	224,225	200,697
Selling, general and administrative	7,722	6,411	21,338	18,921
Depreciation and amortization	881	393	2,299	1,150
Total operating expenses	89,090	84,758	247,862	220,768
Operating income (loss)	7,736	(2,255)	20,199	3,428
Other Income (Expense):				
Other income (expense)	(53)	(20)	462	389
Interest income (expense), net	(636)	(371)	(1,896)	(786)
Income before Provision for Income Taxes	7,047	(2,646)	18,765	3,031
Provision for Income Taxes	3,072	(1,076)	7,722	1,036
Net Income (Loss)	3,975	(1,570)	11,043	1,995
Net Income Per Common Share:				
Basic	0.15	(0.06)	0.41	0.08
Diluted	0.14	(0.06)	0.40	0.07
Weighted Average Shares Used in Computing Net Income Per basic:				
Basic	26,953	26,646	26,877	26,475
Diluted	27,417	26,646	27,278	27,028







<u>Selected Balance Sheet Information (in thousands):</u>

	As of	
	Sept. 30, 2007	Dec. 31, 2006
Cash	$ 1,103	$ 1,403
Working capital	48,924	35,187
Property and equipment, net	7,001	8,725
Total assets	126,790	106,227
Long-term debt, net of current portion	37,795	27,162
Stockholders' Equity	53,531	40,861







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XBRL report	eng-20070930.xml
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